Exhibit 99.3

Hello Everyone,

My name is Eric Jackson from the Research team here at Masterworks.

We are thrilled to present xExcxsxtxaxtxixcx xFxixgxuxrxexsx by the acclaimed artist, George Condo.

Condo remains one of the most influential American artists working today, known for his innovative style of blending abstraction with figuration.

Condo’s market continues to grow - boasting a 23.5% annual record price growth rate from May 1986 to December 2022, with top auction records as high as $6.8M from a July 2020 sale at Christie’s Hong Kong.

The Artwork is a prime example of George Condo’s Drawing Paintings, a series he began in 2009 that is characterized by his inclusion of fragmented nudes and cartoonish butler figures drawn in charcoal and layered in pastels and acrylic paint.

So why do we like this painting? Three things:

One: This work has high upside potential with a similar sales appreciation rate of 20.8% from February 2016 to March 2022.

Two: Recent cubist portraits executed by Condo after 2008, which are similar to the artwork have recently sold at auction in excess of $3.1M and include Untitled (2013) which sold for $3.5M at Christie’s London on June 30, 2021, Lion Man (2012) which sold for $3.4M at Sotheby’s in New York on November 18, 2021.

Three: To date, Masterworks has exited two of Condo’s paintings, achieving annualized returns of 39.3% and 21.5% respectively net of all costs and fees

Thank you for joining us today, and we look forward to presenting you to this captivating work by George Condo.